[redacted]
03014281

AB 3/6/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 1030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seltsam, Hanni & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America, Suite 100
(No. and Street)

Topeka, (City) Kansas (State) 66603 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Seltsam (785) 354-8588
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greg C. Huseth, CPA, P.A.
(Name — *if individual, state last, first, middle name*)

5857 SW 29th Street (Address) Topeka (City) Kansas (State) 66614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Seltsam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seltsam, Hanni & Company, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Rita M. Weishaar
NOTARY PUBLIC
State of Kansas
My Appt. Expires 12-6-04

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19____ [8004]
or if less than 12 months

Report for the period beginning 01/01/02 (MM DD YY) [8005] and ending 12/31/02 (MM DD YY) [8006]

SEC FILE NUMBER: 8- [8011]

1. NAME OF BROKER DEALER

Seltsam, Hanni & Company, Inc. [8020]

N 9 — OFFICIAL USE ONLY: Firm No. ____ M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1 = Yes 2 = No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1 = Yes 2 = No) 2 [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities . . . . (enter applicable code: 1 = Yes 2 = No) 2 [8075]
   - (b) municipals . . . . (enter applicable code: 1 = Yes 2 = No) 2 [8076]
   - (c) other debt instruments . . . . (enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
   - (a) Public customer accounts . . . . 0 [8080]
   - (b) Omnibus accounts . . . . 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) 1 [8085]

GREG C. HUSETH, CPA, P.A.
5857 SW 29TH STREET, TOPEKA, KANSAS 66614 • (785) 273-5900 • FAX (785) 273-6888
E-MAIL: gchcpa@mindspring.com

February 11, 2003

The Board of Directors
Seltsam, Hanni, & Company, Inc.
Topeka, Kansas

We have examined the financial statements of Seltsam, Hanni, & Company, Inc., for the years ended December 31, 2002 and 2001 and have rendered our opinion thereon, dated February 11, 2003. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Under these standards, the purposes of such evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and performing the examination of the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion of the system of internal accounting control taken as a whole.

The objective of internal accounting control in to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized if considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimated and judgments required in the preparation of financial statements.

Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data.

Based on our study, we found we could not rely on the system of internal control due to the limitation of segregating duties and control over assets. This situation is brought about by the small number of individuals within the company.

Based on our study and tests of the accounting records we wish to inform you we found no items we considered would have a material impact on the financial statements for the year.

This report is intended solely for the use of management and should not be used for any other purpose.

Sincerely,

CPA, P.A.

Greg C. Huseth, CPA, P.A.

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing	1	8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

Exchange	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	3	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	2	8102
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

Item	Value	Code
16. Number of respondent's public customer transactions: Actual	1	8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange	28	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate ______ 8131		
(c) Type of Institution ______ 8132		
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent ______ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 1	8118

Required in any Schedule I filed for the calendar year 1978 and succeeding years

OMB APPROVAL	
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Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

Seltsam, Hanni & Company, Inc. [13]

SEC FILE NO.

8-1030 [14]

FIRM I.D. NO.

48-0395450 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

Bank of America Tower, Suite 100 [20]
(No. and Street)

Topeka [21] Kansas [22] 66603 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/02 [24]

AND ENDING (MM/DD/YY)

12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Seltsam [30]

(Area Code)—Telephone No.

785-354-8588 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of Feb 19 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner James D. Seltsam, President

2) ______________________
Principal Financial Officer or Partner Arthur R. Hanni, Exec. V.P.

3) Arthur R. Hanni
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Huseth, Greg C. [70]

ADDRESS

5857 SW 29th Street [71]	Topeka [72]	Kansas [73]	66614 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 96136	200			$ 96136	750
2. Cash segregated in compliance with federal and other regulations	200	210			200	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

			Allowable		Nonallowable		Total	
E. Stocks and warrants			$	410				
F. Options				420				
G. Arbitrage				422				
H. Other securities				424				
I. Sport commodities				430			$	850
8. Securities owned not readily marketable:								
A. At Cost	$	130		440	$	610		860
9. Other investments not readily marketable:								
A. At Cost	$	140						
B. At estimated fair value				450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$	150						
B. Other	$	160		460		630		880
11. Secured demand notes-market value of collateral:								
A. Exempted securities	$	170						
B. Other	$	180		470		640		890
12. Memberships in exchanges:								
A. Owned, at market value	$	190						
B. Owned at cost						650		
C. Contributed for use of company, at market value						660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			84	490		680	84	920
15. Other Assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520		710		
D. Miscellaneous			28616	530	250	720	28866	930
16. TOTAL ASSETS			$ 125036	540	$ 250	740	$ 125286	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of ... $ [950]	[1120]		[1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of ..... $ [960]		[1360]	[1620]
23. Accounts payable and accured liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	[1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of....	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of....	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		135000 [1792]
C. Additional paid-in capital		702332 [1793]
D. Retained earnings		(712046) [1794]
E. Total		125286 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 125286 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 125286 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

Item			Amount	Box	Amount	Box
1. Total ownership equity from Statement of Financial Condition - Item 1800)					$ 125286	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					125286	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 125286	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 250	3540		
1. Additional charges for customers' and non-customers' security accounts			$	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:				3570		
1. Number of items		3450				
C. Aged short security differences-less reserve of	$	3470		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					((250))	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions					$ 125036	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue Concentration				3650		
E. Other (list)				3736	( )	3740
10. Net Capital					$ 125036	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100000	3758
13. Net capital requirement (greater of line 11 or 12	$ 100000	3760
14. Excess net capital (line 10 less 13)	$ 25036	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21 Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (Line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II — FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]
Seltsam, Hanni & Company, Inc.	Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 4777	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions			4777	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares			23398	3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			2185	3995
12. Total revenue			$ 30360	4030

EXPENSES

13. Registered representatives' compensation			$ 40027	4110
14. Clerical and administrative employees' expenses			20275	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			4094	4060
20. Occupancy and equipment costs			22153	4080
21. Promotional costs			1304	4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			5447	4195
27. Other expenses			22908	4100
28. Total expenses			$ 116208	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(85848)	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			(85848)	4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (85848)	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (7154)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 dalendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$ 0	4470
18. **Less 3% (for alternative method only—see Rule 15c3-1(f)(5)(i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	0	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 0	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ______ 4332 Weekly ______ 4333 Monthly ______ 4334

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	$	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B	$ none	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$ none	4588
A. Number of items		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes X [4584] No ____ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance: N/A		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION N/A

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		Total $	none 4699*		

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capita.

1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 125134	4240
A. Net income (loss)			(85848)	4250
B. Additions (includes non-conforming capital of	$ 86000	4262)	86000	4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 125286	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Seltsam, Hanni & Company, Inc. as of 12/31/02

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$ none	4890		4900
B. breaks short	$ none	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel	2	4950
B. Non-income producing personnel (all other)	1	4960
C. Total	3	4970
4. Actual number of tickets executed during current month of reporting period	3	4980
5. Number of corrected customer confirmations mailed after settlement date	0	4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconciliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$ 26893	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ 26893	5388
B. Net	$ 26893	5390

OMIT PENNIES

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF NET CAPITAL
December 31, 2002

NET CAPITAL		
Stock	$	135,000
Paid in surplus		702,332
Retained earnings		(712,044)
		125,286
NON - ADMITTED ASSETS		
Postage		(250)
NET CAPITAL		125,036
CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF CAPITAL REQUIREMENT	$	25,036

The above capital computation is not materially different then that computed by the firm.

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

COMPUTATION OF SPECIAL BANK ACCOUNT
FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
December 31, 2002

Free credit balances and other credit balances in customers' security accounts, etc.	-0-	
Debit balances in customers' cash accounts, etc.		-0-
	-0-	-0-
Excess of total debits		-0-
Required deposit (105% of excess total credits)	-0-	
Deposit in reserve account	200	
Required deposit	$ -0-	

Pursuant to Rule 15c3-3 (k) (2) (ii), the Company is exempt from the reserve requirement of Rule 15c3-3 at December 31, 2002.

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2002, relative to information relating to possession and control.

SELTSAM, HANNI & COMPANY, INC.

FINANCIAL STATEMENTS AND SCHEDULES FOR
ANNUAL REPORT ON FORM X-17A-5

YEARS ENDED DECEMBER 31, 2002 AND 2001

SELTSAM, HANNI & COMPANY, INC.
Topeka, Kansas

CONTENTS

GREG C. HUSETH, CPA, P.A.

5857 SW 29TH STREET, TOPEKA, KANSAS 66614 • (785) 273-5900 • FAX (785) 273-6888
E-MAIL: greghuseth@sbcglobal.net

Independent Auditor's Report

Board of Directors
Seltsam, Hanni & Company, Inc.
Topeka, Kansas 66603

We have audited the accompanying balance sheets of Seltsam, Hanni & Company, Inc., as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Seltsam, Hanni & Company, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CPA, P.A.
Greg C. Huseth, CPA, P.A.

February 11, 2003

SELTSAM, HANNI & COMPANY, INC.

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash	$ 96,136	$ 96,275
Cash - customer and trust accounts	200	200
Due from customers	-0-	-0-
Due from brokers	-0-	-0-
Total current assets	96,336	96,475
Fixed Assets		
Office equipment less accumulated depreciation of $10,991 and $10,916 in 2002 and 2001 respectively	84	159
Other Assets		
Cash value of life insurance, face value - $40,000	28,616	28,250
Deposits	250	250
Total assets	$ 125,286	$ 125,134

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Total current liabilities	-0-	-0-
Stockholders' Equity		
Common stock, par value $100 per share; authorized 1,350 shares, issued and outstanding 1,350 shares	135,000	135,000
Additional paid-in capital	702,332	616,332
Accumulated deficit	(712,046)	(626,198)
Total stockholders' equity	125,286	125,134
Total liabilities and stock-Holders' equity	$ 125,286	$ 125,134

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions on securities	$ 28,175	$ 28,761
Commissions on real estate	-0-	300
Dividends and interest	1,246	2,821
Other income	939	946
Total revenues	30,360	32,828
Expenses		
Salaries and commissions	60,302	60,147
Operating and administrative	55,906	55,005
Total expenses	116,208	115,152
Net loss	$ (85,848)	$ (82,324)

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2001	$ 135,000	$ 536,332	$(543,874)
Net loss, 2001			(82,324)
Owners investment, 2001		80,000	
Balance, December 31, 2000	135,000	616,332	(626,198)
Net loss, 2002			(85,848)
Owners investment, 2002		86,000	
Balance, December 31, 2002	$ 135,000	$ 702,332	$(712,046)

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2002 and 2001

Increase (Decrease) in Cash and Cash Equivalents

	2002	2001
Cash flows from operating activities:		
Cash received from customers and brokers	$ 28,747	$ 29,223
Cash paid to suppliers and employees	(116,132)	(115,066)
Interest received	1,246	2,821
Net cash provided by (used in) Operating activities	(86,139)	(83,022)
Cash flows from investing activities:		
Purchase of office equipment	-0-	-0-
Net cash provided by (used in) Investing activities	-0-	-0-
Cash flows from financing activities:		
Receipt of additional paid-in capital	86,000	80,000
Reduction of accrued expenses	-0-	(273)
Net cash provided by (used in) Financing activities	86,000	79,727
Net increase (decrease) in cash and cash equivalents	(139)	(3,295)
Cash and cash equivalents at beginning of year	96,475	99,770
Cash and cash equivalents at end of year	$ 96,336	$ 96,475

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2002 and 2001

Reconciliations of net loss to net cash provided by (used in) operating activities:

	2002	2001
Net Loss	$ (85,848)	$ (82,324)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	76	86
(Increase) in cash surrender Value of life insurance	(367)	(784)
(Increase) decrease in amounts due from customers	-0-	-0-
Increase (decrease) in other Liabilities	-0-	-0-
Net cash provided by (used in) Operating activities	$ (86,139)	$ (83,022)

The accompanying notes are an integral part of these financial statements.

SELTSAM, HANNI & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

The more significant accounting policies not described elsewhere in the notes to the financial statements are as follows:

a. Basis of accounting--The Corporation's policy is to prepare its financial statements on the accrual basis of accounting.

b. Furniture, fixtures, and equipment--Maintenance, repairs and minor renewals are charged to operations during the year in which incurred. Major renewals and betterment are capitalized. Upon sale, retirement, or other disposition of major capitalized assets, the cost thereof and related accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged, respectively, to earnings.

c. Income taxes--Income taxes are not paid by the Corporation. Effective January 1, 1979, the Corporation elected to be taxed under subchapter S of the Internal Revenue Code. No provision for taxes would be required if the election was not in force.

Note 2. Stock redemption agreement

The Corporation has entered into agreements for redemption of part of its common stock in the event of the death of certain stockholders. Redemption price is to be based upon a formula using market values.

Terms of the agreements provide for down payments equal to the excess of insurance proceeds over cash values of policies carried by the Corporation on the lives of these shareholders and five annual installments of any remaining balance.

Note 3. Lease commitments

The Corporation leases a vehicle. The lease is a three year operating lease, expiring October 25, 2003 with a stated purchase option price of approximately the fair market value of the vehicle.

The following is a schedule of future minimum rental payments required under the vehicle operating lease as of December 31, 2002:

Year Ending December 31,	Amount
2003	$ 4,528

Lease expense amounted to $5,433 in 2002.

Note 4. Minimum capital requirements
The Corporation is required by Rule 15c 3-1 of the Securities and Exchange Commission to maintain a minimum net capital. Net capital as computed under the rule was $125,036 at December 31, 2002 which is $25,036 more than required.

ACCOMPANYING INFORMATION

AUDITOR'S OPINION ON SUPPLEMENTARY INFORMATION

Our examinations of the basic financial statements presented in the preceding section of this report were made primarily to form an opinion on such financial statements taken as a whole. Supplementary information, contained in the following pages, is not considered essential for a fair presentation of the financial position of Seltsam, Hanni & Company, Inc., the results of its operations, or its cash flows. However, the following data was subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greg C. Huseth, CPA, P.A.

Topeka, Kansas
February 11, 2003